INTRA-CELLULAR THERAPIES, INC.

430 East 29th Street

New York, New York 10016

September 10, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

RE:	Intra-Cellular Therapies, Inc.

Registration Statement on Form S-3

Filed August 30, 2019

File No. 333-233537

Acceleration Request

Dear Mr. Gabor:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Intra-Cellular Therapies, Inc. (the “Company”), that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement to Thursday, September 12, 2019, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call John Condon of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

INTRA-CELLULAR THERAPIES, INC.

/s/ Michael I. Halstead
Michael I. Halstead
Executive Vice President, General Counsel and Secretary

cc:	William C. Hicks, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

John P. Condon, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.